Mail Stop 4-6

	October 29, 2004


Mr. Michael Nouri
President and Chief Executive Officer
Smart Online, Inc.
2530 Meridian Parkway
Durham, North Carolina 27713

Re:	Smart Online, Inc.
	Registration Statement on Form SB-2 filed September 29, 2004
	File No. 333-119385

Dear Mr. Nouri:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may
have about our comments or any other aspect of our review.   Feel free
to call us at the telephone numbers listed at the end of this letter.

Registration Statement Cover Page

1. We note from your disclosure on the outside front cover page of the prospectus and your "Plan of Distribution" section that the shares of common stock being registered "may be sold from time to time by the selling security holders...."  Further, we note that you have included the Item 512 undertaking relating to 415 offerings. If a delayed or continuous offering is intended, please indicate the offering as a delayed or continuous offering by checking the appropriate box on the cover page. Please see Interpretation G.133 of the Division of Corporation Finance`s July 1997 Manual of Publicly Available Telephone Interpretations for information regarding the availability on Form SB-2 of Rule 415 offerings.

Prospectus Outside Front Cover Page

2. We note from the cover page and page 6 of the filing that the price at which the shares of your common stock are sold may be based on market prices at the time of sale, on varying prices determined at the time of sale or on negotiated prices. As there is not yet a market for your shares of common stock, please revise the outside front cover page of the prospectus to include the following language:

"The selling shareholders will sell at a price of $x.xx (or a range) per share until our shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices."

Prospectus Summary

3. We note your disclosure summarizing the company`s business. In the second paragraph under the "Company Overview" section of the summary, you indicate your various sources of revenue by stating that "[t]hese sources of revenue include syndication partners, integration partners, OEMs, subscriptions from businesses, one-time purchases by small businesses and barter transactions with media companies." In the prior paragraph, you briefly describe your Web portal business and your syndication arrangements. If material, please briefly explain your integration and OEM arrangements and your barter transactions with media companies.

Risk Factors

4. You are required to disclose the "most significant factors" that make this offering speculative or risky. Please revise the first paragraph of the "Risk Factors" section to indicate clearly that you are describing the material risks associated with the offering of shares of your common stock. Please refer to Item 503 of Regulation S-K by analogy. In addition, to the extent that you do not deem certain other risks material at this time, you should not refer to them in this section.

5. We note from your disclosure, including on page 91 of the filing, that your common stock may be subject to the "penny stock" rules. Please revise your "Risk Factors" section to include a risk factor discussing the penny stock rules and the additional risks they pose to investors.

6. We note from your disclosure that you have a significant amount of revenue generated from related parties. Please advise us as to why you do not deem this a material risk meriting disclosure. Otherwise, please revise your disclosure to add a risk factor elaborating on your related party transactions.

7. We note from your disclosure that you have an outstanding tax matter with the IRS and that an unfavorable outcome on such matter would likely have a material impact on your financial situation. Please consider providing a separate risk factor addressing this tax matter.

We Have Never Been Profitable, p. 7

8. We note the disclosure in the first and second sentence regarding an aggregate loss of $31.3 million since inception including a loss of $1.2 million during the six months ended June 30, 2004. The subsequent sentence, however, seems to state operating losses since inception of $28.1 million. Please clarify. Further, please provide disclosure regarding your inception date as well as the duration of your existence since inception. Please also revise the heading to this risk to identify the risks rather than merely stating the fact of situation.

Our Independent Auditor Has Indicated That it Has Substantial Doubts That Smart Online Can Continue as a Going Concern. Our Independent Auditors` Opinion May Negatively Affect Our Ability to Raise Additional Funds, Among Other Things. If We Fail to Raise Sufficient Capital We Will Not Be Able to Implement Our Business Plan and You Will Lose Your Investment, p. 7

9. We note the disclosure in this risk factor attributing your independent auditors` going concern opinion to your lack of operating history and revenues to date. It does not, however, appear that your lack of operating history was relevant to the going concern opinion, particularly given that you have been in operations since 1993. We refer you to Note 1 to your financial statements, which appears to attribute the going concern opinion to your net losses, negative cash flow and deficiencies in working capital and equity. Please explain how your lack of operating history contributes to your independent auditors` going concern opinion or otherwise please revise your disclosure accordingly.

10. We note that this going concern risk factor primarily focuses on the impact such risk factor has on your financing prospects. Please revise the disclosure or add another risk factor to elaborate on the factors, e.g., net losses, negative cash flow and deficiencies in working capital and equity, that contributed to the going concern opinion by your independent auditors and the possibility that you may cease to be a going concern as a result of such current factors.

We Will Require Additional Financing To Fund Our Operations Or Growth. Financing May Not be Available or May Harm Existing Stockholders, p. 7

11. The disclosure that begins with the sentence "If we raise additional funds through the issuance of equity securities or debt convertible..." and ends with the subsequent sentence addresses a different risk than that which is disclosed at the beginning of the subject risk factor. One risk addresses the need for additional financing and the risk in not obtaining such financing. The other risk addresses the dilution of ownership to stockholders upon an additional financing. Please separate such risks into separate risk factors. In addition, please clarify your disclosure regarding existing or current stockholders to indicate that such references also include investors in this offering.

12. Please revise your disclosure regarding the need for additional financing and the risk in not obtaining such financing to disclose that you will not be receiving any proceeds from this offering. Further, please discuss the prospect that you may cease to be a going concern as a result of not obtaining additional financing.

Many of Our Current Users Do Not Pay For Our Products, p. 8

13. Please provide additional disclosure on the business strategy for currently allowing many users access to your products without charge and how long you plan to continue such a practice to the extent known.

We Will Rely Heavily On Successful Development and Market Acceptance of Our Next Generation Platform, OneBiz Conductor(sm), p. 8

14. Please provide additional disclosure summarizing the status of as well as your plans for introducing OneBiz Conductor(sm) to the marketplace.

We Rely on Third-Party Hardware and Software That May Be Difficult To Replace or Which Could Cause Errors or Failures of Our Service, p. 11

15. Please provide additional disclosure regarding any licensed software or hardware that is material to the operations of your business and indicate in such disclosure the material terms of any such licenses and/or lease agreements. In this regard, we would expect to see information regarding the term of such agreement, the payments under such agreement and any other material terms of the agreement. Additionally, such agreements may need to be filed as exhibits to the registration statement. Please see Item 601(b)(10) of Regulation S-B.

We Depend on Corporate Partners to Market Our Products Through Their Web Sites and OEM or Integration Relationships Under Relatively Short Term Agreements. Termination of These Agreements Could Cause A
Substantial Decline in Our Revenue and a Substantial Increase in
Customer Acquisition Costs, p. 14

16. Please identify any significant partners and provide the material terms of any agreements with such significant partners. In this regard, we would expect to see information regarding the term of the agreement and any other material terms of the agreement. Additionally, any such agreement with a significant partner may need to be filed as exhibits to the registration statement. Please see
Item 601(b)(10) of Regulation S-B.

It is Important for Us to Continue to Develop and Maintain Strategic Relationships, p. 14

17. We note your disclosure in the last sentence of this risk factor stating that your "strategic partners also may interfere with our ability to enter into other desirable strategic relationships." If applicable, please revise your disclosure to elaborate on any present agreements with any strategic partners that may limit or interfere with your ability to enter into other relationships. Otherwise, consider adding disclosure to indicate that no such agreements presently exist.

We Face Significant Competition, p. 15

18. We note that the Summit Strategies reports posted on your Web site under Media Coverage identify specific software-as-services competitors other than the large companies you have identified in this risk factor. The companies identified include Corio, Employease, EchoMail, RightNow Technologies, salesforce.com and Surebridge.
Please supplementally inform us whether such companies are competitors to you and whether they fit within the framework of competitors you have disclosed in your risk factor-large companies with multiple software products or smaller competitors who sell single applications. The fact that such companies also operate under the software-as-services business model suggests they are direct competitors to you and may merit discussion.

We Depend on Nonrecurring Revenue, Which May Cause Our Revenue to
Fluctuate Substantially From One Quarter to Another or to Decline
Permanently as Market Conditions Change, p. 15

19. Please revise your disclosure to include the specific percent of revenue for the six months ended June 30, 2004 and the fiscal year ended December 31, 2003 that was nonrecurring revenue. We also note your disclosure on pages 55 and 56 of the filing that a significant amount of revenue was derived from transactions with related parties. Please confirm whether such revenue may be considered nonrecurring revenue in light of this risk factor.

All of the Shares of Common Stock Owned by Our Officers, Directors and Consultants Will be Registered Later in a Registration on Form S-8 and May be Resold by Them, Which May Have a Negative Impact on Their
Interest in Smart Online`s Future, p. 19

20. Please revise your disclosure to elaborate on the restrictions and limitations with respect to registering shares for resale pursuant to Form S-8.

Our Ability to Protect Our Intellectual Property is Limited and Our Products may be Subject to Infringement Claims by Third Parties, p. 21

21. We note your disclosure in the third sentence of the second paragraph of this risk factor that states "Our technologies may not be able to withstand any third-party claims or rights against their use." If applicable, please revise your disclosure to include any third-party infringement claims or rights that you are currently aware. Otherwise, please clarify that you are presently not aware of any such third-party claims or rights.

Anti-Takeover Effects of Charter Documents and Delaware Law Could
Discourage or Prevent a Change in Control, p. 22

22. Please revise your disclosure in this risk factor to further elaborate on the risk presented by the anti-takeover devices you have identified. In this regard, we would expect to see a statement regarding how a change of control may be beneficial to stockholders but that such anti-takeover devices may prevent such a change of control from occurring.

We May Not Qualify to Have Our Stock Quoted for Trading on the Over-the-Counter Electronic Bulletin Board, and Therefore You may be Unable to Sell Your Shares. Even if We Qualify to Have Our Stock Quoted for Trading, Trading Volume May Not Develop and You May be Unable to Sell Your Shares, p. 22

23. We note your disclosure regarding your intent to list on NASDAQ or a national securities exchange if you were to satisfy the applicable listing criteria. However, it does not appear that you would current satisfy their quantitative or qualitative listing/quotation standards. Please advise.

24. Please revise your disclosure to include a statement that the OTCBB does not have listing requirements for issuers quoted on its service but that in order to remain eligible for quotation on the OTCBB, an issuer must remain current on its filing obligations with the Commission.

25. Please revise your disclosure to elaborate on the over-the-counter market commonly referred to as the "pink sheets." The disclosure makes reference to the pink sheets, but does not provide a description of the pink sheets nor an explanation as to how your listing on the pink sheets will impact the investor.

If Securities Analysts Do Not Publish Research or Reports About Our Business or If They Downgrade Our Stock, the Price of Our Stock Could Decline, p. 22

26. Please revise your disclosure to elaborate on the risk of not receiving any analyst coverage.

Our Quarterly Revenues and Operating Results may Fluctuate in Future Periods and We may Fail to Meet Expectations of Investors and Public Market Analysts, Which Could Cause the Price of Our Common Stock to Decline, p. 23

27. We note your disclosure in which you state that you believe period-to-period comparisons of your operating results may not be meaningful. Please elaborate on why you consider such comparisons to not be meaningful.

Our Stock Price is Likely to be Highly Volatile and May Decline, p. 23

28. Please revise the reference to "NASD`s Over-the-Counter Bulletin Board." Instead, you may indicate that NASDAQ administers the OTCBB. Please also delete the reference to the OTCBB being a stock market. The OTCBB is quotation medium for its members and is not an issuer listing service, market or exchange. Please revise.

Selling Security Holders

29. Please note that the column titled "Percentage of Common Stock to be Owned by Selling Security holder after Completion of Offering" in the selling security holder`s table on page 26 of the filing seems to indicate ownership by certain security holders after the offering as zero percent when that does not necessarily appear to be the case. For example, Daniel R. Flebotte does not appear to be selling all his share holdings in the offering and yet his ownership percentage after the offering is indicated as zero. Please revise as appropriate.

30. Please confirm whether Atlas Capital SA is an affiliate of a registered broker-dealer.

31. Please disclose the individual or individuals who exercise the voting and/or dispositive powers with respect to the securities to be offered for resale by Atlas Capital SA. Please see Interpretation
I.60 of the Division of Corporation Finance`s July 1997 Manual of Publicly Available Telephone Interpretations and Interpretation 4S of the Regulation S-K portion of the March 1999 Supplement to the Division of Corporation Finance`s July 1997 Manual of Publicly Available Telephone Interpretations.

32. In your disclosure on page 28 of the filing, please clarify whether J.P. Morgan Chase & Co. is a registered broker-dealer or an affiliate of a registered broker-dealer. In addition, please clarify the statement regarding Richmond Bernhardt, David Perkins, William Hoyle and J. Fielding Miller to indicate whether they are affiliates of a registered broker-dealer.

33. With respect to the affiliates of registered broker-dealers that have been disclosed, please expand your disclosure to indicate whether they purchased the securities to be resold in the ordinary course of business. Also indicate whether at the time of the purchase they had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to distribute the securities.

Plan of Distribution

34. In reference to the second paragraph on page 30 of the filing and if currently known, please supplementally inform us as to which states you intend to register the shares of your common stock subject to this offering or otherwise whether an exemption from registration exists in such states.

Description of Business

Overview, p. 32

35. We note your statement in the last sentence of the second paragraph which states that business and trade publications have praised your products. Please revise the disclosure to limit such reference to only those publications that have specifically praised your products. In addition, please supplementally provide us with support for your statement that "Forbes, PC Magazine and American Banker" have praised your products.

36. We note your disclosure in the last paragraph in which you state that you are a "leading provider of software applications for small businesses." Please supplementally provide us with support for the statement. Further, with respect to any other third-party statements in your registration statement such as "[t]hese companies employ approximately half of the nation`s workforce" and "worldwide spending on Web Services applications will reach $3 billion in 2003," each on page 42 of the filing, please supplementally provide us with support for such statements. Your supplemental submission should have the relevant portions of such supporting reports or articles highlighted and marked to appropriately identify the support with the statement. Please also confirm whether such third-party reports or articles are publicly available or available at nominal cost.

Next Generation Product Development - OneBiz Conductor(sm), pp. 39-42

37. We note your disclosure in the first sentence of the first paragraph of the section in which you refer to an "acquisition strategy" in connection with OneBiz Conductor. Please clarify this statement; we presume that you have no current plans to acquire any companies.

Market, pp. 42-44

38. We refer you to your disclosure in the paragraph titled "Market Resources." You indicate that a customer or partner accounted for 28 percent of your total revenue for 2003. Please revise your disclosure to identify such customer and partner and the nature of such revenue.

39. We refer you to your disclosure in the sixth paragraph on page 43 of the filing. Please elaborate on the statement in the first sentence of the paragraph and provide disclosure as to why certain contracts terminated earlier than originally contemplated.

40. We refer you to the second sentence in the sixth paragraph on page 43 of the filing. You indicate that revenues from your syndication and integration arrangements have been insignificant to date. Please reconcile this statement with your disclosure in the risk factor on page 14 of the filing in which you state that your syndication, integration and OEM arrangements represented a significant portion of your revenue.

41. We refer you to the last sentence of the paragraph on page 43 of the filing titled "OEM Sales." MYOB has not been previously identified or discussed in the disclosure and the use of OEM as a verb in the sentence is somewhat confusing. Please elaborate on your disclosure with respect to this last sentence. In this regard, we would expect to see information regarding MYOB`s relationship with you, who MYOB `OEMs` your products to in Australia and New Zealand and the percentage of revenue derived from this relationship. We note your disclosure on page 45 with respect to MYOB. Please confirm whether their sale of your shrink-wrap products constitutes the OEM arrangement you are referring to.

Competition, pp. 46-48

42. We refer you to the first paragraph on page 48 of the filing. The disclosure indicates that some competitors categorize businesses with up to 50 employees as `small businesses` and develop products targeted at these `larger` businesses. You then state in the subsequent sentence that your focus on businesses with up to 50 employees is a competitive advantage with respect to your competitors. Please reconcile these two statements.

Legal Proceedings, pp. 49-50

43. We refer you to your disclosure on page pages 49 and 50 of the filing under the heading "Legal Proceedings." On page 45 of the filing you mentioned current litigation involving MYOB and included a reference to this section. There is no mention, however, of any litigation with an entity by the name of MYOB in your "Legal Proceedings" section. Please confirm whether there is a litigation matter currently involving an entity by the name of MYOB. Further, your disclosure on page 61 of the filing discusses a tax matter currently before the Internal Revenue Service. Please advise us as to the consideration you have given in addressing the tax matter under
Item 103 of Regulation S-B.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Overview, pp. 51-53

44. We refer you to the second paragraph on page 52 of your filing.
In the fifth sentence of the paragraph you make reference to `back-end revenue sharing.` Please clarify the disclosure to explain the term `back-end revenue sharing`.

Revenue From Related Parties, pp. 55-56

45. We refer you to the first paragraph under this section. Please clarify your disclosure to identify the stockholder that owns SIL and such stockholder`s relationship to you and SIL. Please supplementally inform us as to whether SIL is currently in business and its current status. We note your disclosure stating that SIL laid off all employees. Please consider filing the agreement with SIL as an exhibit to your registration statement pursuant to Items 601(b)(10)(A) and (B) of Regulation S-B.

46. With respect to the related party revenue disclosed in this section, please revise your disclosure to clarify the revenue streams the related party revenue is generated from, e.g., integration, syndication or other.

Results of Operations for Fiscal Years Ended December 31, 2003 and
2002, pp. 59-62

47. We refer you to the paragraph under the heading "Other Income (Expense)" on page 62 of the filing and the last paragraph on page 65 of the filing. Expand your disclosure to clearly describe the nature of the gain from debt forgiveness. In this regard, indicate whether the lender is a related party, the type of liabilities that were forgiven and the terms of the contractual releases. Supplementally tell us the terms of the debt forgiveness and the authoritative literature applied.

Results of Operations for Six Months Ended June 30, 2004 and 2003, pp.
62-66

48. Please consolidate the last two paragraphs on page 62 of the filing. In addition, please revise your disclosure to clarify and elaborate on your discussion regarding the increase in operating expense by including a discussion of the increase in consulting expense and legal and professional fees. The consulting expense and legal and professional fees contributed significantly to your increased operating expense for the six months ended June 30, 2004.

Liquidity and Capital Resources, pp. 66-67

49. Your disclosure should clearly indicate the principal sources of liquidity to focus on the primary drivers and other material factors necessary to understand your cash flows and the indicative value of historical cash flows, as opposed to a recitation of changes and other information evident to the investor from the financial statements. Refer to Section IV of SEC No. Release 33-8350. In this regard, you should highlight the impact on your liquidity of receiving upfront payments from your sales arrangements and receiving funding from related parties. Address the impact of the debt forgiveness that has occurred in each reporting period.

50. We note that you indicate that cash is not sufficient to meet your liquidity needs over the next 12 months. Additionally, you cite improved operations and potential additional funding as remedies for the deficiencies in liquidity. Clearly indicate the necessary actions and funding necessary to successful implement these remedies. Conversely, indicate the outcome if these actions fail. In this regard, you state that you may not be able to raise additional funds on favorable terms or at all. See FRC 607.02.

51. Please address in this section the costs to you associated with becoming a public company as such costs are a known material commitment. Please see Item 303(b)(1)(iii) of Regulation S-B.

Executive Compensation

Aggregated Option Grants in Fiscal 2003 and Fiscal 2004 and Option Values at June 30, 2004, p. 75

52. Please revise your tabular disclosure in this section to provide the required option exercise table information as of December 31, 2003. Please also note that option information with respect to June 30, 2004 is not required. Please see Item 402(d) of Regulation S-B.

Option Grants During the First Six Months of Year 2004, p. 75

53. Please revise the heading for this section to indicate that the section also includes information regarding option grants during the year ended December 31, 2003. Please also note that the option information with respect to the six months ended June 30, 2004 is not required. Please see Item 402(c) of Regulation S-B.

Certain Relationships and Related Transactions

Loans, Salary Deferrals and Security Interests of Certain Officers, Employees and Relatives, p. 80-82

54. We refer you to the Standstill and Interest Modification Agreements filed with your registration statement and the second paragraph of this section. The agreements appear to suggest that the subject creditors made the interest rate reductions as consideration for and in order to induce the holders of your Series A Preferred Stock to agree to your capital restructure. Please supplementally inform us as to the basis for your disclosure regarding a "voluntary reduction." Otherwise, please revise your disclosure as appropriate.

55. We refer you to the forms of promissory notes filed with your registration statement. The forms of notes that have been filed are drafted in favor of the related parties identified in this section. The form of notes, however, appear to be successor notes to the notes dated October 13, 2003, which appear to be the notes discussed in this section (which discusses them as having been executed on October 15, 2003). The forms of notes filed, or the successor notes, also have amounts differing from that disclosed in this section. Please revise your disclosure as appropriate in order to describe the subsequent transaction that resulted in these successor notes. Further, please note that the successor notes indicate a maturity date of May 31, 2005 as opposed to the demand nature of the notes as disclosed. We also refer you to a provision in the successor notes that states that "[t]he terms of this Note are the same as the Note from October 13, 2003 except where noted." Please confirm whether the successor notes amended and superseded the prior notes in their entirety and, if so, please state such fact. Otherwise, please file such prior notes as exhibits to your registration statement. Please also conform note 5 to your financial statements on page F-12 to your revised disclosure.

56. We refer you to your disclosure regarding William Furr on page 82 of the filing and note 6 to your financial statements on page F-13. The disclosure in your financial statements identifies some transactions that were not disclosed on page 82. Please reconcile the disclosures.

Put Agreements In Connection With Private Placement Investor, p. 82

57. We refer you to note 8 to your financial statements on page F-14 which appears to differ in its description of the put agreements to the disclosure in this section. The amount of shares covered by the agreement and the purchase price differ. Please reconcile the disclosures. Please supplementally provide us copies of the put agreements.

Corporate Reorganization, p. 83

58. We refer you to note 8 to your financial statements on page F-14. Please reconcile the disclosures regarding your corporate reorganization. We note that in this section you disclose an exchange of approximately 2.22 shares of common stock for one share of preferred stock whereas the note discloses an exchange of two shares of common stock for one share of preferred stock.

Rescission Offer, p. 83

59. Please supplementally inform us of the nature of the inaccuracies and omissions that resulted in your rescission offer. Supplementally identify the states which were involved with the rescission offer. We note your statement that all shareholders to whom the offer was made executed and delivered releases. Provide us with your analysis as to how these releases are consistent with Section 14 of the Securities Act, and thus enforceable.

Description of Securities

Options, p. 88

60. We refer to the third sentence of the first paragraph in which you state that the options granted have typically vested over a five-year period. We note that pursuant to the terms of your stock option plans options have a maximum term of 10 years except in the case of 10 percent stockholders, in which case the maximum term is five years. Please reconcile these two statements.

61. The descriptions of your 2004 Equity Compensation Plan, 2001 Equity Compensation Plan and 1998 Stock Option Plan on pages 88 and 89 of the filing appear repetitious to the disclosure made regarding such plans on pages 78 and 79 of the filing. Please delete the descriptions of your plans in this Description of Securities section. Instead, you may make reference to your prior disclosure.

Financial Statements

Statement of Operations, p. F-4

62. Consider revising the Statement of Operations to separately present the amount of revenue earned from related parties. In addition, consider adding a table or a summary to your Related Party footnote that provides information regarding related party revenues and expenses.

63. Revise to categorize expenses by function instead of by nature. In this regard, the expenses should be categorized by cost of sales, sales and marketing, and general and administrative expense as discussed in your MD&A disclosure.

Note 2.  Summary of Significant Accounting Policies, pp. F-8 to F-11

Revenue Recognition, p. F-8

64. You have disclosed that you recognize revenue from syndication, integration and web business services each month over the estimated lives of the contracts. Clearly disclose the fee structure for each type of service and the revenue recognition policy for recognizing that fee. Indicate how you account for upfront payments received for syndication and integration services. Supplementally, tell us how your accounting complies with SAB 104 section 3(f) and footnote 39. Indicate how you recognize revenue under any revenue sharing agreements (i.e., net basis).

65. You state that consulting agreements are recognized over the term of the engagement. Describe the nature of the consulting services (e.g., implementation services). Supplementally, tell us whether you are applying contract accounting to these arrangements. If so, tell us how you are measuring progress in order to properly measure revenue earned. Disclose the methodology used to apply contract accounting.

66. You state that you apply the provisions of EITF 93-11 to your barter transactions and that you "recognize barter revenues only to the extent that you have similar cash transactions within a period not to exceed six months prior to the date of the barter transaction." Clarify how similar cash transactions are used to determine the fair value for the services provided. In addition, provide us with the journal entries used to record the barter credits. Indicate how these utilized credits compare to market price for similar advertising rates. As part of your response, specifically tell us how you will earn revenue from the back-end revenue share arrangements. Describe how you will account for these arrangements.

Note 6. Loans, p. F-13

67. Supplementally, tell us how you accounted for the 20,000 shares of restricted stock issued without consideration. As part of your response, ensure that you tell us your valuation methodology for this stock.

Note 8.  Stockholders` Deficit, pp. F-14 to F-18

68. We note you sold shares of redeemable preferred stock in 2003. Supplementally, explain how the conversion price of any convertible instruments was determined. Tell us the fair value of your common stock as of the date of the transaction. In this regard, indicate whether the stock contained a beneficial conversion feature. See EITF 98-5 and 00-27.

69. Supplementally tell us how you have accounted for the right of the holders of Series A preferred stock to receive a percentage of the net proceeds you raise during calendar year 2004 from the sale of equity and convertible debt securities.

70. We note that you issued shares of common stock in exchange for warrants. Indicate whether these exchanges were in accordance with the terms of the warrants. If not, explain how you are accounting for these exchanges.

71. We note that you recorded a non-cash compensation charge related to your issuances of stock options in the six-months ended June 30, 2004. Tell us how you determined fair value of the underlying shares of common stock that you used to determined the compensation charge. Additionally, provide the following information in chronological order for option and warrant grants since January 1, 2004:

* The date of grant;
* The name of the grantee and the grantee`s relationship to you;
* The reason for the grant;
* The number of option or warrants granted;
* The exercise price;
* The deemed fair value of underlying shares of common stock; and
* The total amount of compensation expense related to the grant and the magnitude and timing of the amortization expense.

Note 13.  Subsequent Events, pp. F-21 to F-23

72. Describe the nature of the inaccuracies and omissions in the information provided to investors that resulted in the rescission offer to certain common shareholders. Additionally, describe the controls and procedures implemented to remedy these errors. Indicate whether you will be able to conclude that disclosure controls and procedures will be effective when you become a reporting company under the Exchange Act.

Item 27. Exhibits.

73. With respect to Exhibits 10.7 through 10.19, please file the final and executed versions of such agreements. These agreements appear to have been executed and should be in final form. It appears that for convenience you have filed forms of agreements with respect to Exhibits 10.4 through 10.6. Please confirm that such forms of agreements are in final and executed form.

74. With respect to the assumptions in the legality opinion filed as
Exhibit 5.1 to your registration statement, please have counsel (1) exclude you, Smart Online, from its assumption as to the legal capacity of persons and entities, (2) remove their assumption as to the lack of any undisclosed termination, modification, waiver or amendment to any document and (3) remove their assumption that all necessary documents have been duly authorized, executed and delivered. It is our position that it is inappropriate for counsel to include assumptions that are too broad, that `assume away` the issue or that assume any of the material facts underlying the opinion or facts that are readily ascertainable. Counsel should have sufficient basis to determine your legal capacity and any undisclosed event with respect to any necessary document should be readily ascertainable. As noted in the opinion, counsel has reviewed your relevant corporate records concerning the shares at issue. Such examination should provide sufficient basis for counsel to determine the due authorization, execution and delivery of any necessary document.

75. With respect to counsel`s opinion regarding the shares of common stock held by the selling stockholders, please have counsel revise their opinion in order to opine that the shares subject to this offering (excluding the shares subject to warrants) are validly issued, fully paid and nonassessable. Such shares have already been paid for and issued and as a result, the opinion as it stands is inapplicable.


*              *              *              *

As appropriate, please amend your filing in response to these comments. You must submit a copy of the filing with the amendment that is marked in accordance with Item 310 of Regulation S-T. You may wish to provide us with marked copies of the amendment to expedite our
review.   Please furnish a cover letter with your amendment that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts related to your disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of your registration statement on Form SB-2 as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Christopher White at (202) 942-8645, or Stephen Krikorian at (202) 942-2959, if you have questions or comments on the financial statements and related matters. Please contact Daniel Lee at (202) 942-1871 with any other questions. If you need further assistance, you may contact me at (202) 942-1800.

	Sincerely,


	Barbara Jacobs
	Assistant Director


cc:	Via Facsimile
	James F. Verdonik, Esq.
	Daniels Daniels & Verdonik, P.A.
	P.O. Drawer 12218
	Research Triangle Park, North Carolina 27709
	Telephone: (919) 544-5444
	Facsimile:  (919) 544-5920




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